Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

January 10, 2024

VIA EDGAR

Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form F-4 filed December 5, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 15, 2023 on the Company’s registration statement on Form F-4 filed with the Commission on December 5, 2023 (the “Amendment No. 2”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

U.S. Securities and Exchange Commission

January 10, 2024

Amendment No. 2 to Registration Statement on Form F-4 filed December 5, 2023

Summary of the Proxy Statement/Prospectus

Permissions Required from the PRC Authorities for Lotus Tech's Operations, page 35

1.	If you will be requesting effectiveness of your Form F-4 registration statement before completing the CSRC process, please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

The Company acknowledges the Staff’s comment and confirms that the Company will promptly notify the Staff before any changes to the disclosure are made to the registration statement regarding or requested by the CSRC.

*          *          *

U.S. Securities and Exchange Commission

January 10, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP

Justin You Zhou, Partner, Kirkland & Ellis International LLP

John Fung, Partner, KPMG Huazhen LLP